SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2002

                             World Heart Corporation
                            ------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                                     -------
                 (Translation of registrant's name into English)

                                     Ontario
                                 --------------
                         (Jurisdiction of organization)

                   1 Laser Street, Ottawa, Ontario K2E 7V1
                   ---------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X     Form 40-F
                                       ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes        No X
                                       ---       ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated August 2, 2002, in respect of the Company's receipt of a Nasdaq Staff Determination that, subject to the Company's right to appeal the Staff Determination, the Company's common stock will be delisted from Nasdaq due to its failure to meet the minimum market value of publicly held securities required for continued listing.

News Release

For immediate release

               WorldHeart Receives Nasdaq Delisting Notification;

                             Company Plans to Appeal


Ottawa, Ont. - August 2, 2002 (NASDAQ: WHRT, TSE: WHT) - On July 30, 2002 World Heart Corporation (WorldHeart) received a Nasdaq Staff Determination indicating that the company fails to meet the required minimum market value of publicly held securities for continued listing, and that the common stock is subject to delisting from the Nasdaq National Market. The company has requested a hearing before a Nasdaq Listings Qualifications Panel but cannot provide assurance that the Panel will grant the company's request for continued listing. During the review process by the Panel, trading of WorldHeart's common stock will continue on Nasdaq.

The company's shares also trade on the Toronto Stock Exchange (TSX) and requirements for listing on that exchange continue to be met. Since the first of this year until close of trading on Wednesday July 31st, trading volume of WorldHeart common shares on the TSX totaled 1,841,073 shares, while trading volume on Nasdaq in that period totaled 491,620 shares.

"We are very interested in maintaining our Nasdaq listing and are taking appropriate actions to attempt to ensure that listing is continued," Roderick M. Bryden, President of WorldHeart said. "We expect to complete arrangements that will ensure our ability to fund the continuing growth of Novacor(R) LVAS sales and the introduction of HeartSaverVAD(TM) and support a favorable decision by the Nasdaq Panel. However, trading of our shares will continue to be convenient and accessible to all shareholders through the TSX in the event that we do not receive a favorable response from the Panel," he said.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.



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


For more information:
Head Office Contact:
Mr. Ian W. Malone
Vice President-Finance and Chief Financial Officer
Phone: (613) 226-4278

United States Contact:
The Investor Relations Group
Gino De Jesus or Dian Griesel
(212) 825-3210, TheProTeam@aol.com




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



                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         World Heart Corporation


     Date: August 2, 2002                By: /s/ Ian Malone
                                            ----------------------------------
                                            Name:   Ian Malone
                                            Title:  Vice President Finance and
                                                    Chief Financial Officer



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